UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 501, 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2007, 2007 AND 2006

1. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
2. CONSOLIDATED BALANCE SHEETS
3. CONSOLIDATED STATEMENTS OF OPERATIONS
4. CONSOLIDATED STATEMENTS OF CASH FLOWS
5. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
6. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Pan American Gold Corporation

We have audited the accompanying consolidated balance sheets of Pan American Gold Corporation as at December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2007, 2006, and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pan American Gold Corporation as at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years ended December 31, 2007, 2006, and 2005 in conformity with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 29, 2008

COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’ ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 29, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

Our report to the shareholders dated April 29, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 29, 2008

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Balance Sheets

December 31, 2007 and 2006

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Statements of Operations

For the years ended December 31, 2007, 2006 and 2005

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2007, 2006 and 2005

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)

For the years ended December 31, 2007, 2006 and 2005

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

1. NATURE OF OPERATIONS

Pan American Gold Corporation (the "Company"), incorporated in Ontario, Canada, is a public company listed on the OTC Bulletin Board in the United States. On May 6, 2004 the Company changed its name from Tri-Lateral Venture Corporation to Pan American Gold Corporation.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties primarily in Canada and Mexico. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

At December 31, 2007 the Company had a working capital deficiency of $120,274 (2006: $5,504) and had an accumulated deficit of $9,164,589 (2006: $8,561,672) which has been financed primarily by the issuance of equity. These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and its liabilities in the normal course of business. The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realize proceeds from the sale of one or more of the properties. These financial statements do not reflect any adjustments related to carrying values and classification of assets and liabilities which would be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Accounting

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pan American Gold Corporation (Nevada) and Compania Minera P.A.M. de C.V., and are prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada. All inter-company transactions and balances have been eliminated upon consolidation.

Resource Properties

The company accounts for resource properties in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Resource properties include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition If a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Resource Properties (continued)

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and, therefore, does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

However, EIC 126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Investment in Limited Partnership

The Company accounted for its limited partnership investment using the cost basis of accounting, whereby the initial investment is recorded at cost and earnings are recorded only to the extent received or receivable. The Company annually reviewed the carrying value of its limited partnership investment for any decline in fair value other than a temporary decline. If such a decline had occurred, the carrying value of the limited partnership investment would have been written down to fair value.

Foreign Currency Translations and subsidiary translation

The accounts of the Company are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated into Canadian dollars at the exchange rate in effect on the respective transaction dates.

Translation gains and losses relating to monetary items are included in operations.

The Company’s US subsidiary is considered an integrated foreign subsidiary which is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated US operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period except for amortization, which is translated on the same basis as the related asset. The resulting gains or losses are recognized in income.

Loss Per Share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the periods. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. As the Company has recorded a net loss in each of the periods presented, basic and diluted net loss per share are the same since the exercise of warrants or options or the conversion of convertible securities would reduce the loss per share.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation

The Company accounts for the granting of stock options and direct awards of stock to employees, directors and non-employees using the fair value method whereby all awards will be recorded at fair value on the date of grant. The Company estimates the fair value of each stock option at the date of grant using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to share capital. The Company charges the fair value of the options granted or modified during a period to operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that substantive enactment occurs. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

Flow Through Shares

The Company adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising form the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carryforwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded and income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Financial Instruments

The Company's financial instruments consist of cash, other receivables, accounts payable and loans payable.

The loans payable are non interest-bearing. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates relate to recoverability or valuation of amounts receivable, to mineral properties, the valuation of stock-based compensation, and the utilization of future income tax amounts. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the asset.

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations" in accounting for its resource properties. This standard requires liability recognition for retirement obligations associated with the Company's resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties. As of December 31, 2007 and 2006, the Company did not have any asset retirement obligations.

3. INVESTMENT IN LIMITED PARTNERSHIP

The Company had an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry.

To acquire its limited partnership interest, the Company issued a promissory note for $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on the Company's interest in the limited partnership. Interest was payable annually on June 30. Under the terms of the promissory note, the Company’s share of partnership cash distributions would be applied first to the payment of accrued interest and then to the payment of the principal amount of the promissory note.

During the year ended December 31, 2006, the Company disposed of the partnership interest and settled the promissory note for net proceeds of $10,000. A gain of $278,860 resulted from this disposition.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

4. RESOURCE PROPERTIES

2007:

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

4. RESOURCE PROPERTIES (Continued)

2006:

Huicicila Property, Nayarit State, Mexico

On May 15, 2006 the Company acquired a right to earn a 100% interest in mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico. The current claims consist of four properties totalling 994 hectares.

The Company has an option to acquire a 100% interest in the property, subject to a net smelter royalty, by completing the following:

•

Year 1 – Initial payment of US $20,000 (paid) and a second payment of US $40,000 six months subsequent to the initial payment. The due date for this second payment has been extended until May 12, 2007. Additionally, the Company is required to complete fieldwork commitments of US $100,000 (paid) on direct exploration of the property in that year.

•	Year 2 – Payment of US $120,000 on the anniversary date of the option period and field work commitment of US $200,000 is required to be completed.
•	Year 3 – Payment of US $170,000 on the anniversary date of the option period and field work commitment of US $300,000 is required to be completed.
•	Year 4 – Payment of US $750,000 of which, at the discretion of the Company, up to 50% will be payable in shares of the Company.

The agreement also provides that:

•	Up to 25% of the payments noted above may be made in shares, at the rate of one share for each US $0.60 payment.
•	Fieldwork expenditures exceeding required amounts will be credited to the following year.

The optionor of the Huicicila property is a director of the Company.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

4. RESOURCE PROPERTIES (Continued)

During the year, the Company abandoned its interest in the Huicicila (Miravelles) in Nayarit State, Mexico. As a result, the value of the mineral property has been written off.

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty upon the commencement of production.

Eskay Creek Property, British Columbia, Canada

Pursuant to an agreement dated January 16, 2004, the Company acquired a 75% interest in the Eskay Creek property, consisting of 75 mineral claims located in the Skeena and Laird mining divisions in British Columbia. Under the terms of the agreement, the Company was required to pay all costs incurred in exploring and developing the property until such time as a positive feasibility study has been received, after which the property would be developed with the vendor under a joint venture agreement. The claims were subject to a 2% net smelter return royalty, payable to the vendor, upon the commencement of production.

During the year ended December 31, 2006, this property was returned to the vendor in exchange for 800,000 common shares of the Company being returned to treasury. Shares returned to treasury were valued at $305,129 and charged to share capital in the amount of $174,977 and contributed surplus in the amount of $130,152. There was no gain or loss recorded in conjunction with this transaction as the value received was equal to the cost of the property at disposition.

5. LOANS PAYABLE

Loans payable are unsecured, non-interest bearing and have no fixed terms of repayment.

6. SHARE CAPITAL

Preference shares

The Company has unlimited non-voting convertible redeemable non-cumulative 6% authorized preference shares without par value. As of December 31, 2006 and 2005, there were no preference shares issued or outstanding.

Common shares

The Company has an unlimited number of authorized common shares without par value.

Private placements

•

During the year ended December 31, 2006, the Company completed a private placement whereby it issued 1,000,000 units for net proceeds of $578,700. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.80 until April 10, 2007.

•	During the year ended December 31, 2006, the Company settled debt of $30,000 by issuing 100,000 common shares.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

6. SHARE CAPITAL (continued)

•

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 1,000,000 units for net proceeds of $51,860. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.05 until August 24, 2009.

•

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 814,140 units for net proceeds of $95,930. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.20 until March 5, 2009.

Returned to Treasury

During the year ended December 31, 2006, 800,000 shares were returned to treasury. Shares returned to treasury were valued at $305,129 and charged to share capital in the amount of $174,977 and contributed surplus in the amount of $130,152.

Warrants

2007:

2006:

7. STOCK OPTION PLAN AND STOCK BASED COMPENSATION

Stock Option Plan

On August 16, 2006, the Company adopted a stock option plan applicable to key employees and consultants, under which the total outstanding stock options are limited to 3,000,000 of the outstanding common shares of the Company at any one time. The exercise price for each option is determined by the Board of Directors and must be equal to or greater than the market value of the Company's common shares on the date of grant. The term of an option may not exceed ten years from the grant date.

Under the Company's stock option plan, 1,200,000 options were granted on October 18, 2006, vesting at various dates through July 18, 2007 and expiring October 18, 2011.

1,200,000 options were granted on September 5, 2007, vesting at various dates through June 5, 2008 and expiring September 5, 2012.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

7. STOCK OPTION PLAN AND STOCK BASED COMPENSATION (continued)

On March 5, 2007, the Company re-priced 1,200,000 options from $0.35 to $0.20 expiring on October 18, 2011.

On August 24, 2007, the Company re-priced the remaining 800,000 options from $0.20 to $0.05 expiring on October 18, 2011.

Changes in the Company's stock options for the years ended December 31, 2007 and 2006 are summarized below:

At December 31, 2007, there were 675,000 (2006: 300,000) exercisable options outstanding.

Stock Based Compensation

The Company uses the Black-Scholes option valuation model to value stock options granted. The Black- Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

	2007	2006	2005
Risk free interest rate	4.03%	4.00%	-
Expected dividend yield	0%	0%	-
Expected stock price volatility	123%	126%	-
Expected life of options	5 years	5 years	-

The grant-date fair value of options granted during the year ended December 31, 2007 was $0.04 (2006: $0.24; 2005 $Nil).

Total stock-based compensation for the year ended December 31, 2007 was $146,994 (2006: $132,655; 2005: $64,359), recorded as consulting fees in the statement of operations.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

8. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions, recorded at their exchange amounts, which is the amount agreed upon by the transacting parties on terms and conditions similar to non-related entities:

a)

During the year ended December 31, 2007 the Company incurred consulting fees of $146,994 (2006: $135,640; 2005: $210,504) and management fees of $72,346 (2005: $40,777; 2005: $Nil) with directors and former directors.

b)	Accounts payable and accrued expenses includes $24,778 (2006: $16,653; 2005: $85,008) owing to directors, officers and former directors.

9. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

The following table reflects future income tax assets as at December 31, 2007 and 2006:

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

9. INCOME TAXES (Continued)

The Company has a capital loss of $500,000 which can be carried forward indefinitely to reduce future capital gains.

The Company has non-capital losses of $672,564. The non-capital losses expire annually on December 31 as follows:

2007	$ 29,847
2026	421,714
2027	221,003
$672,564

The Company also has Canadian Exploration Expenses of $1,001,226, available to offset future taxable income. These expenses carry-forward indefinitely and are deductible at various declining-balance rates.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future tax assets.

10. SUBSEQUENT EVENT

Subsequent to the year-end the company issued a loan payable for total proceeds of US$74,976 (CDN $74,087). Loan payable is usecured, non-interest bearing and has no fixed term of repayment.

11. ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNEMENTS

[a]	Adoption of New Accounting Standards

Financial Instruments

Effective January 1, 2007, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

11. ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNEMENTS

[i]	CICA 3855, “Financial Instruments – Recognition and Measurement”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective January 1, 2007, the Company’s cash equivalents have been classified as held-for-trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in net income in the statement of operations. Derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are recorded on the balance sheet at cost. All other derivatives are recorded on the balance sheet at fair value. Gains and losses on derivatives recorded at fair value are included in net earnings. In accordance with the transitional provisions of the standard, the Company will recognize as separate assets and liabilities, embedded derivatives acquired or substantively modified on or after December 1, 2002.

All other financial instruments were recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date. There was no impact on deficit upon adoption of this standard.

[ii]	CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13, “Hedging Relationships”, and CICA 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at January 1, 2006. There was no impact on the Company’s financial statements upon adoption of this standard.

[iii]	CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. There was no impact on the Company’s financial statements upon adoption of this standard.

The recent accounting pronouncements which have not yet been adopted by the Company are as follows:

[a]	CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

11. ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNEMENTS

[b]	CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008.

[c]	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company will early adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008.

CICA 3031, “Inventories”

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will early adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

[d]	CICA 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The Company will early adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

[e]	CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will early adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respect with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Unites States.

The Company’s accounting principles generally accepted in Canada (“Canadian GAAP”) differ from accounting principles generally accepted in the United States (“U.S. GAAP”). The material differences between Canadian GAAP and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company’s financial statements are summarized as follows:

a)	Resource properties

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any of its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

b)	Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations, the balance sheets and the statements of cash flows are as follows:

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

Statement of Cash Flows

	2007	2006	2005

Cash used in operating activities as reported under Canadian GAAP	$(214,112)	$(367,124)	$(94,699)
Adjustments to US GAAP:
Resource Properties Expensed	(78,722)	(152,670)	(52,271)

Cash used in operating activities as reported under US GAAP	$(292,834)	$(519,794)	$(146,970)

Cash used in investing activities as reported under Canadian GAAP	$(78,722)	$(164,809)	$(16,157)
Adjustments to US GAAP:
Resource Properties Expensed	78,722	152,670	52,271

Cash used in investing activities as reported under US GAAP	$-	$(12,139)	$36,114

Cash used in financing activities as reported under Canadian GAAP	$176,812	$648,929	$29,990
Adjustments to US GAAP	-	-	-

Cash used in financing activities as reported under US GAAP	$176,812	$648,929	$29,990

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

c)	Earnings per share reconciliation

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

d)	Recent accounting pronouncements

US GAAP

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (continued)

d)	Recent accounting pronouncements (continued)

US GAAP (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (continued)

Canadian GAAP

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2007, the Company had investments in shares of arm’s-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

Effective January 1, 2007, the Company adopted the revised CICA 1506, “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

PAN AMERICAN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

April 29, 2008

The following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2007 and 2006 should be read in conjunction with our audited consolidated financial statements and related notes. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts included in the following discussion are expressed in Canadian dollars.

Nature of Business

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, our name was changed to Sun Valley Hot Springs Ranch Inc. Our name changed to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998, our name changed to Tri-Lateral Venture Corporation and, on May 6, 2004, our name was changed to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended.

Our common shares began trading on the OTC Bulletin Board on April 19, 2004. On May 6, 2004, the issued and unissued shares of common stock were split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation (“Pan American” or the “Company”) in conjunction with the acquisition of Pan American Gold Corporation (Nevada) (“Pan American Nevada”). The forward split and name change were not affected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property is the Huicicila property in Nayarit State, Mexico. The Company also owns the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario, Canada.

With the acquisition of the Nevada subsidiary we acquired four properties: Kinsley and Pinnacle located in Nevada, USA, Cactus in California, USA and Eskay Creek in British Columbia, Canada. During 2004, we conducted some exploratory drilling on the Cactus and Kinsley properties. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was abandoned when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment. In February of 2006, we entered into a termination agreement whereby we transferred our interest in the Eskay Creek property for the return to treasury of 800,000 of our common shares.

We do not have defined mineral resources or reserves on any of our exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past few years, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

Overview of Operations

Disposition of Eskay Creek Property

In February 2006, we entered into a termination agreement whereby we transferred our undivided 75% interest in and to certain mining claims situated in the Eskay Creek region, Skeena and Liard Mining Divisions, British

Columbia. Pursuant to this agreement, we assigned our interest in these properties to a shareholder of our company, Matt Mason, in consideration for the return to treasury of 800,000 of our common shares.

Option of Mexican Silver Property

In March 2006, we commenced evaluation of the La Reforma property in Mexico. After completing our due diligence review, we decided not to pursue this acquisition.

Disposition of Mexican Gold Property

In May 2006, we commenced evaluation of the Huicicila (Miravalles) property in Nayarit State, Mexico. After completing a due diligence review, a letter agreement was signed to acquire a 100% interest in the Huicicila property, subject to a 3% NSR by completing the following:

Year 1:

Initial payment of US $20,000 at the beginning of the option period and a second payment of US $40,000 six month later. Pan American is to complete fieldwork commitments of US $100,000 on direct exploration of the property. The due date for this second payment has been extended until May 12, 2007.

Year 2:	Payment of US $120,000 on the anniversary date of the option period and fieldwork commitments of US $200,000 to be completed.
Year 3:	Payment of US $170,000 on the anniversary date of the option period and fieldwork commitments of US $300,000 to be completed.
Year 4:	Payment of US $750,000 of which, at the discretion of Pan American, up to 50% can be payable in shares of the public company that holds the option.

In October 2006, we executed a definitive option agreement for the Huicicila property through Pan American’s wholly owned Mexican subsidiary Compania Minera P.A.M., S.A. de C.V.

During the year we did not make the Year 2 option payment and abandoned the property.

Private Placements

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 1,000,000 units for net proceeds of $51,860. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.05 until August 24, 2009.

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 814,140 units for net proceeds of $95,930. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.20 until March 5, 2009.

Management Changes

In the second quarter of 2007 we made changes to our management. Eugene Schmidt resigned as Vice President, Exploration and from the Board of Directors. Mr. Schmidt was not replaced on the Board of Directors.

General Activities

We have maintained our Red Lake property and have had discussions with resource companies over the past year with respect to optioning an interest in the property for an exploration commitment.

We have and continue to review other business opportunities in the resource sector with a view to attracting additional financing and increasing shareholder value.

Selected Annual Information

	2007	2006	2005
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(602,917)	(290,284)	(428,078)
Per share	$ (0.02)	$ (0.01)	$ (0.01)
Income (loss) after discontinued operations and extraordinary items
Total	(602,917)	(290,284)	(428,078)
Per share	$ (0.02)	$ (0.01)	$ (0.01)
Total Assets	35,985	307,117	3,250,702
Long Term Liabilities	Nil	Nil	3,134,515
Dividends	Nil	Nil	Nil

In 2004, we conducted significant exploration activities until a shortage of available funds necessitated a reduction in activity in 2005. In 2002 and 2003, we were relatively inactive while we restructured our operations. During 2005, we continued to look for new properties and to secure financing. We were not successful in raising financing until early 2006. The funds raised in 2006 were used to advance the Huicicila property. In 2007, we abandoned the Huicicila property and concentrated efforts on the Red Lake property.

Results of Operations

As at December 31, 2007, we had a working capital deficiency of $120,274. We will require additional financing to provide adequate funds to carry out additional exploration activities on our properties, which, if not raised, could require curtailment of activities in the future.

Cash used in operations during the year decreased to $214,112 compared to $367,124 used in operations in the prior period notably due to decreases in operating expenses as described below.

General and administrative expenses for the year increased to $373,800 from $492,825 during the prior year. The Company’s decreased activity in exploration and general operations caused expenses to decrease in all aspects of its business.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Dec 31	Sept 30	June 30,	March 31	Dec 31	Sept 30	June 30,	Mar 31,
	2007	2007	2007	2007	2006	2006	2006	2006
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net loss	$74,848	$122,603	$64,905	$ 340,561	$263,446	$89,351	$(139,266)	$76,753
Per share	$0.00	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.00)	$0.00	$(0.00)
Per share, fully diluted	$0.00	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.00)	$0.00	$(0.00)

Liquidity

We have total assets of $35,985. Our primary assets are cash of $4,667 and resource properties of $20,509. We have no long-term liabilities.

As at December 31, 2007, we had a working capital deficiency of $120,274. On March 5, 2007, we completed a private placement amounting to US $81,414. On July 24, 2007, we completed a private placement amounting to US $50,000 for additional working capital.

It is in management’s opinion that cash reserves are not sufficient to meet our near term administrative overhead obligations and additional loan or equity financing will be required. This has led us to delay exploration activities at the Huicicila property until financing is obtained. Funds will be required to continue exploration and maintain our properties.

The Eskay Creek Property had sufficient expenditure credits in order to maintain the property. In early 2007, the Company decided to dispose of its interest in Huicicila (Miravalles) property in Nayarit State, Mexico based on the difficulty in securing financing and the limited exploration season and seek new properties and raise additional financings. This property would have required a significant level of expenditure in the summer of 2007 in order to maintain the Company’s interest and consequently the disposition decision was made.

We have maintained our interest in the Lennie property located in Ontario, Canada.

Activity for 2008 will focus on the Lennie property assuming that we can obtain additional financing. We are also continuing to review other potential acquisitions and joint venture opportunities.

Capital Resources

We do not own any producing mineral properties. Capital required to operate must come from equity financings or from other sources such as joint venture partners.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which we are committed.

Transactions with Related Parties

	Year ended December 31,
	2007	2006
Management fees expensed	$ 72,346	$40,777
Director fees expensed	Nil	$36,000
Consulting fees expensed (1)	$ 146,944	$ 135,640

1. Includes non-cash stock-based compensation

Proposed Transactions

None

Critical Accounting Estimates

We have adopted depreciation policies, which, in the opinion of management, are reflective of the estimated useful lives and abandonment cost, if any, of our assets. We have not currently recorded any amounts in respect of abandonment, as none of these costs have been identified at present.

In addition, we are capitalizing costs related to the development and furtherance of development properties. The recovery of those costs will be dependant on our ability to discover and develop economic reserves and then develop the projects in an economic fashion. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes valuation model in calculating stock based compensation expenses. The model requires that estimates be made of volatility; interest rates and the ensuing results could vary significantly if changes are made in these assumptions.

Financial Instruments and Other Instruments

Our financial instruments consist of cash, other receivables, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note. The loans payable are non interest-bearing.

It is management's opinion that our company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Fourth Quarter

During the fourth quarter, the Company continued its initial phase exploration program at the Lennie property and began seeking additional financing. We also incurred increased general and administrative due to decreased operational activity as compared to the fourth quarter of 2006 when the Company was relatively active and liquid.

Investor Relations

The Company terminated it’s investor relations agreement with 314 Finance Corp. of Vancouver, BC on April 1, 2007. Previously, the contract called for monthly payments of US$5,000 plus GST. The Company did not replace 314 Finance Corp. subsequent to the termination of the contract.

Subsequent Event

Subsequent to the year-end the company issued a loan payable for total proceeds of US$74,976 (CDN$ 75,935). Loan payable is usecured, non-interest bearing and has no fixed terms repayments.

Outstanding Share Data

As of December 31, 2007, there were 37,766,256 fully paid and non-assessable common shares issued and outstanding in the capital of our company.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures to ensure that information required to be disclosed by the Company is assembled and communicated to management. The Company’s CEO and CFO have concluded, based on their evaluation as at December 31, 2007, that disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others within the entity, except as noted below.

Although in spite of the CEO and CFO certifying that the Company’s disclosure controls and procedures are effective to provide a reasonable level of assurance, they are not able to conclude that the disclosure controls and procedures are capable to prevent all frauds and errors. Regardless of how well conceived or managed, a control system is incapable of providing absolute assurance to prevent all errors and fraud, as only reasonable assurances that objectives of a control system can be obtained.

Internal Controls Over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has assessed the design of the Company’s internal control over financial reporting as at December 31, 2006 and has certified that the controls over financial reporting are effective.

In designing the internal controls Management has identified a material weakness outlined below:

1.	Due to the limited number of staff, it is not feasible to attain segregation on incompatible duties.

The weakness in the Company’s internal controls over financial reporting allows for a greater likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors mitigate the risk of material misstatement in financial reporting by performing a detailed review of quarterly operational and financial reports. Additionally, management ensures that all accounting records are reviewed on a periodic basis and authorization is obtained for all expenditures. Finally, management ensures there is strong oversight over the operations of the Company and, due to the limited number of transactions, reviews all transactions prior to the disbursement of payment. It is not possible to provide absolute assurance that this risk can be eliminated.

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Steve Bajic, Chief Executive Officer of Pan American Gold Corporation, certify the following:

Review: I have reviewed the annual financial statements and annual MD&A (together the “annual filings”) of Pan American Gold Corporation (the “Issuer”) for the annual period ended December 31, 2007.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the annual filings.

Date: April 29, 2008

“Steve Bajic”
Steve Bajic
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Annual Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, annual filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of annual and annual filings and other reports provided under securities legislation.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Martin Bajic, Chief Financial Officer of Pan American Gold Corporation, certify the following:

Review: I have reviewed the annual financial statements and annual MD&A (together the “annual filings”) of Pan American Gold Corporation (the “Issuer”) for the annual period ended December 31, 2007.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the annual filings.

Date: April 29, 2008

“Martin Bajic”
Martin Bajic
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Annual Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, annual filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of annual and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajci

Steve Bajic,

President and Director

Date: April 30, 2008